Exhibit 99.2

POLYMET MINING CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2020

PolyMet Mining Corp.
Management Discussion and Analysis
As at March 31, 2020 and for the three months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

General

The following information, prepared as at May 7, 2020 should be read in conjunction with the unaudited condensed interim consolidated financial statements of PolyMet Mining Corp. and its subsidiaries (together “PolyMet” or the “Company”) as at March 31, 2020 and for the three months ended March 31, 2020 and related notes attached thereto, which are prepared in accordance with IAS 34, Interim Financial Reporting and in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All amounts are expressed in United States (“U.S.”) dollars unless otherwise indicated.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”). These statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions.

The forward-looking statements contained in this MD&A are based on assumptions, which include, but are not limited to:
●	Obtaining and maintaining permits;
●	Raising the funds necessary to develop the NorthMet Project and continue operations;
●	Executing prospective business plans; and
●	Complying with applicable government regulations and standards.

Such forward-looking statements are subject to risks, uncertainties and other factors, including those listed or incorporated by reference under “Risk Factors” in the Annual Information Form.  These risks, uncertainties and other factors include, but are not limited to:
●	Changes in general economic and business conditions, including changes in interest rates and exchange rates;
●	Changes in the resource market including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
●	Climate change and the impact of natural or other disasters and global health crises;
●	Actions by governments and authorities including changes in government regulation;
●	Uncertainties associated with legal proceedings; and
●	Other factors, many of which are beyond the Company’s control.

PolyMet Mining Corp.
Management Discussion and Analysis
As at March 31, 2020 and for the three months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

All forward-looking statements included in this MD&A are based on information available to the Company on the date of this MD&A.  The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation.  Readers should not place undue reliance on forward-looking statements.  Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

Cautionary note to U.S. investors: The terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms.  Mineral Resources do not have demonstrated economic viability.  It cannot be assumed that all or any part of a Mineral Resource will be upgraded to Mineral Reserves.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies.  U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists or is economically or legally mineable.

Summary of Business

PolyMet is a TSX and NYSE American listed Issuer engaged in the exploration and development of natural resource properties.  The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which hosts copper, nickel, cobalt, gold, silver and platinum group metal mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex.  An updated technical report and feasibility study published in March 2018 confirmed the technical and economic viability, positioning NorthMet as the most advanced of the four main deposits in the Duluth Complex: namely, from west to east, NorthMet, Mesaba, Serpentine and Maturi.

The Erie Plant acquired in 2005 is located about six miles west of the NorthMet ore body and comprises a crushing and milling facility, railroad and access rights connecting the plant site to the NorthMet ore body, tailings storage facilities, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and lands to the east and west of the existing tailings storage facilities.

PolyMet completed a land exchange with the U.S. Forest Service (“USFS”) on June 28, 2018 and now controls approximately 30 square miles of contiguous surface rights stretching from west of the Erie Plant to east of the proposed East Pit at NorthMet.

PolyMet received its Permit to Mine from the State of Minnesota on November 1, 2018, a crucial permit for construction and operation of the Project.  The Minnesota Department of Natural Resources (“MDNR”) issued all other permits for which the Company had applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval.   In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency (“MPCA”) on December 18, 2018 and the federal Record of Decision (“ROD”) and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers (“USACE”) on March 21, 2019, which was the last key permit or approval needed to construct and operate the Project.  Legal challenges contesting various aspects of the MDNR and MPCA decisions are on-going and have led to court rulings that have impacted the Project timeline.

See additional discussion below.

PolyMet Mining Corp.
Management Discussion and Analysis
As at March 31, 2020 and for the three months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Summary of Recent Events and Outlook

Highlights and Recent Events
The Company received all key permits and approvals required to construct and operate NorthMet (subject to litigation) and secured title to the surface rights over and around the NorthMet mineral rights.  PolyMet also completed a drilling program in 2019 that resulted in significant increases in mineral reserves and resources.

More specifically:
●	Following receipt of the final key permit in March 2019, the Company completed geotechnical investigations, installed monitoring wells, and implemented its environmental management system;
●
In November 2019, mineral resources and reserves for the NorthMet deposit were updated based on results of the 2018-2019 drilling program resulting in a Proven and Probable Reserve increase of 14% to 290 million tons and a Measured and Indicated Resource increase of 22% to 795 million tons;

●
In June 2019, a $265.0 million rights offering, fully backstopped by Glencore, AG (“Glencore”) was completed with the proceeds used to fully repay outstanding debt and strengthen the Company’s financial position.  As a result of the rights offering, Glencore’s ownership in the Company increased to 71.6%;

●	In March 2019, the federal ROD and wetlands permit were received from the USACE, which was the last key permit or approval needed to construct and operate the Project; and
●
As noted in the “Environmental Review and Permitting” section below, a number of legal challenges have been filed contesting various aspects of federal and state permitting decisions.  The Company continues to defend against these legal challenges in court.  It has received favorable final decisions in six cases to date.

Net cash used in operating and investing activities during the three months ended March 31, 2020 was $6.122 million.  Primary activities during the period related to studies and evaluation, maintaining existing infrastructure, permit compliance and site monitoring, permit litigation defense, financing and general corporate purposes.

Goals and Objectives for the Next Twelve Months
PolyMet’s objectives include:

●	Successfully defend against legal challenges to permits;
●	Maintain political, social and regulatory support for the Project; and
●	Continue engineering and optimization of the Project.

The Company is in discussions with various sources of debt and equity financing sufficient to fund on-going permit litigation, Project optimization and construction.  Construction and ramp-up to commercial production is anticipated to take approximately thirty months from receipt of construction funding.  Legal challenges contesting various aspects of the MDNR and MPCA decisions are on-going and have led to court rulings that have impacted the Project timeline.

See additional discussion in the “Liquidity and Capital Resources” section below.

PolyMet Mining Corp.
Management Discussion and Analysis
As at March 31, 2020 and for the three months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Detailed Description of Business

Asset Acquisition
In November 2005, the Company acquired the idled Erie Plant, which is located approximately six miles west of the NorthMet deposit and includes crushing and milling equipment, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water and power.   The plant was managed by Cliffs Erie LLC, a subsidiary of Cleveland-Cliffs Inc. (together “Cliffs”).

Plans are to refurbish, reactivate and, as appropriate, update the crushing, concentrating and tailings storage facilities to produce concentrates containing copper, nickel, cobalt and precious metals – platinum, palladium, gold and silver.  Once commercial operations are established, the Company may install an autoclave to upgrade nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.

In December 2006, additional property and associated rights were acquired from Cliffs sufficient to provide a railroad connection linking the NorthMet deposit and processing facilities.  The transaction also included railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and land to the east and west of the existing tailings storage facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions and long-term mitigation plans are included in the Company’s environmental rehabilitation provision.

In June 2018, the Company acquired surface rights over the NorthMet deposit through a land exchange with the USFS using land the Company previously owned.  With the exchange, PolyMet has total surface rights, including ownership and other use and occupancy rights, to approximately 30 square miles of land including the land at the mine and processing sites, the transportation corridor connecting those sites and buffer lands.

Mineral rights in and around the NorthMet orebody are held through mineral leases with RGGS Land & Minerals Ltd., L.P. (“RGGS”) and LMC Minerals ("LMC").  The RGGS lease covers 5,123 acres. Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations. The LMC lease covers 120 acres that are encircled by the RGGS property. Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  Lease payments to both lessors are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.

Feasibility Study, Mineral Resources and Mineral Reserves
PolyMet published an updated Technical Report under NI 43-101 dated March 26, 2018 incorporating process improvements, project improvements and environmental controls described in the Final Environmental Impact Statement (“EIS”) and draft permits.  The update also included detailed capital costs, operating costs and economic valuations for the mine plan being permitted.  Preliminary economic assessments for higher production scenarios were also presented.  Proven and Probable mineral reserves were estimated to be 254.7 million short tons grading 0.294% copper, 0.084% nickel, 80 ppb platinum, 268 ppb palladium, 39 ppb gold, 74.42 ppm cobalt, and 1.06 ppm silver.  These mineral reserves lie within Measured and Indicated mineral resources of an estimated 649.3 million short tons grading 0.245% copper, 0.074% nickel, 65 ppb platinum, 221 ppb palladium, 33 ppb gold, 71 ppm cobalt, and 0.91 ppm silver. See additional details in the Company’s most recent Annual Information Form or the Company’s NorthMet Project Form NI 43-101F1 Technical Report dated March 26, 2018, both filed on SEDAR and EDGAR.

PolyMet Mining Corp.
Management Discussion and Analysis
As at March 31, 2020 and for the three months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

In November 2019, PolyMet published an updated Mineral Resource and Reserve statement which increased Proven and Probable mineral reserves by 14% to 290 million short tons grading 0.288% copper, 0.083% nickel, 75 ppb platinum, 264 ppb palladium, 39 ppb gold, 73.95 ppm cobalt and 1.06 ppm silver.  These mineral reserves lie within Measured and Indicated mineral resources of an estimated 795.2 million short tons grading 0.234% copper, 0.071% nickel, 62 ppb platinum, 214 ppb palladium, 31 ppb gold, 69 ppm cobalt and 0.87 ppm silver. The mineral reserve estimates are based on metal prices of $2.91 per pound copper, $5.54 per pound nickel, $28.82 per pound cobalt, $1,058 per ounce palladium, $889 per ounce platinum, $1,274 per ounce gold and $16.19 per ounce silver.   The mineral resource estimates are based on metal prices of $3.34 per pound copper, $6.37 per pound nickel, $33.14 per pound cobalt, $1,216 per ounce palladium, $1,023 per ounce platinum, $1,465 per ounce gold and $18.62 per ounce silver. Metal recovery factors were applied to each metal based on recovery curves developed. The net smelter return cutoff was set at $7.98 per ton for mineral reserves and $6.34 per ton for mineral resources and include processing, general and administrative, and water treatment costs.

Environmental Review and Permitting
In November 2015, the MDNR, USACE, and USFS published the Final EIS and in March 2016, the MDNR issued its decision that the Final EIS met the requirements under the Minnesota Environmental Policy Act.

In November 2018, the Company received all final MDNR permits for which the Company had applied, including the Permit to Mine, dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval.

In December 2018, the Company received all final MPCA permits for which the Company had applied, including the water quality permit, air emission quality permit, and Section 401 Certification.

In March 2019, the Company received the federal ROD and Section 404 Wetlands Permit from the USACE, which was the last key permit or approval needed to construct and operate the Project. In September 2019, two lawsuits were filed in Minnesota federal court challenging the USACE permits. PolyMet was not named as a defendant in those actions, but successfully moved to intervene and is now a party in both cases.

Legal challenges were filed in the Minnesota Court of Appeals contesting various aspects of the MDNR and MPCA decisions.  PolyMet is a co-respondent in all suits.

●
During 2019, the Court of Appeals ruled in PolyMet’s favor in two state court actions, one of which sought to force a supplemental environmental review and the other of which challenged the rules used to permit the Project.

●
In June 2019, the Court of Appeals transferred the challenge to the MPCA water quality permit to the Ramsey County District Court for the limited purpose of an evidentiary hearing.  The water quality permit is temporarily stayed pending the outcome of that hearing.

●
In January 2020, the Court of Appeals remanded the Permit to Mine and dam safety permits to the MDNR for a contested case hearing.  The Company, MDNR, and several other groups have petitioned the Minnesota Supreme Court to review that decision.  In March 2020, the Minnesota Supreme Court granted review of the Court of Appeals ruling on the NorthMet Permit to Mine and dam safety permits.  The Company cannot act on the MDNR permits until the Supreme Court rules and expects arguments in the case to be heard in the fall of 2020.

●
In March 2020, the Court of Appeals remanded the air permit to the MPCA to provide more information in support of their decision to issue the permit.  The Company and MPCA have petitioned the Minnesota Supreme Court to review that decision.

PolyMet Mining Corp.
Management Discussion and Analysis
As at March 31, 2020 and for the three months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

USFS Land Exchange
In January 2017, the USFS issued its Final ROD authorizing the land exchange.  In June 2018, the Company and USFS exchanged titles to federal and private lands, completing the land exchange giving the Company control over both surface and mineral rights in and around the NorthMet ore body and consolidating the Superior National Forest’s land holdings in northeast Minnesota.

Four legal challenges were filed contesting various aspects of the land exchange Final ROD.  Motions were filed by PolyMet to dismiss each of these suits for lack of standing.  On October 1, 2019, the U.S. District Court for the District of Minnesota dismissed all lawsuits challenging the land exchange Final ROD.

Financing Activities

Glencore Financing
Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

●
Equity – $25.0 million placement of common shares in 2009; $30.0 million placement of common shares in 2010; $20.0 million placement of common shares in 2011; $20.960 million purchase of common shares in 2013; $10.583 million purchase of common shares in the 2016 Private Placement; and a $243.435 million purchase of common shares in the 2019 Rights Offering;

●
Convertible debt – $25.0 million initial principal secured convertible debentures drawn in 2008 and 2009 and up to $30 million initial principal unsecured convertible debentures drawn and to be drawn in 2020.  The 2008 and 2009 convertible debt balance was fully repaid with proceeds from the 2019 Rights Offering.  See additional discussion of the 2020 convertible debenture below;

●
Non-convertible debt – $30.0 million initial principal secured debentures drawn in 2015; $11.0 million initial principal secured debenture drawn in 2016; $14.0 million initial principal secured debentures drawn in 2016; $20.0 million initial principal secured debentures drawn in 2017 and 2018; and $80.0 million initial principal secured debenture drawn in 2018 with the final tranche in the amount of $15.0 million cancelled by the Company.  The non-convertible balance was fully repaid with proceeds from the 2019 Rights Offering; and

●	Promissory note – agreement comprising $15.0 million initial principal note drawn in August 2019.

On March 17, 2020, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. The debentures are due on the earlier of March 31, 2023 or upon US$100 million of Project financing.  Interest will accrue on the unsecured debentures at 4% per annum on the balance drawn and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $0.2223.  The first tranche in the amount of $7.0 million was issued on March 18, 2020 with the issuance of the remaining tranches expected quarterly to maintain sufficient liquidity.

The convertible debenture proceeds were bifurcated between the debt and equity components. The fair value of the debt portion of $5.213 million was estimated using a discounted cash flow model method. The residual of $1.675 million was allocated to equity. The debt portion has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method.  Transaction costs for the financing were $0.112 million.

PolyMet Mining Corp.
Management Discussion and Analysis
As at March 31, 2020 and for the three months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Other Financing

During the three months ended March 31, 2020 the Company issued nil common shares (March 31, 2019 – 400,171 shares) pursuant to the exercise of share options for proceeds of $nil (March 31, 2019 - $0.274 million).

During the three months ended March 31, 2020 the Company issued nil common shares (March 31, 2019 – 26,250 shares) to maintain land purchase options with the shares valued at $nil (March 31, 2019 - $0.020 million).

Summary of Quarterly Results

	Period Ended
	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018
Loss from operations	(5,207)	(2,818)	(1,287)	(1,021)	(2,744)	(1,529)	(1,262)	(1,509)
Other Income (Expenses)	(2,202)	(46,779)	(291)	111	(3,074)	(1,380)	(426)	(1,147)
Loss for the Period	(7,409)	(49,597)	(1,578)	(910)	(5,818)	(2,909)	(1,688)	(2,656)
Loss per Share (1)	(0.01)	(0.05)	(0.00)	(0.00)	(0.02)	(0.01)	(0.01)	(0.01)
Cash (used in) provided by operating activities	(3,569)	(2,393)	(1,415)	1,290	(1,897)	(1,804)	(512)	(1,164)
Cash provided by financing activities	6,888	-	14,997	2,713	62	45,500	61	19,723
Cash used in investing activities	(2,553)	(5,189)	(4,749)	(4,138)	(5,721)	(36,794)	(10,178)	(5,383)

(1)	Loss per share amounts may not reconcile due to rounding differences and share issuances during the year.

The loss for the period includes share-based compensation for the period ended:

March 31, 2020 - $0.511 million	March 31, 2019 - $1.189 million
December 31, 2019 - $0.140 million	December 31, 2018 - $0.105 million
September 30, 2019 - $0.120 million	September 30, 2018 - $0.182 million
June 30, 2019 - $0.109 million	June 30, 2018 - $0.276 million

Results fluctuate from period to period based on NorthMet development, corporate activities, and non-cash items.  Additional discussion of significant items is included below.

Three months ended March 31, 2020 compared to three months ended March 31, 2019

Focus during the current year period was on legal defense of Project permits, engineering and optimization opportunities, site monitoring and permit compliance, maintenance of existing infrastructure and financing.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $7.409 million ($0.01 loss per share) compared to a loss of $5.818 million ($0.02 loss per share) during the prior year period. The increased loss was due to additional studies related to engineering and further evaluation of the mineral resource and investment losses on restricted deposits.

PolyMet Mining Corp.
Management Discussion and Analysis
As at March 31, 2020 and for the three months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $3.569 million compared to cash used during the prior year period of $1.897 million.  The increase was primarily due to cash used on additional studies and further evaluation of the mineral resource as noted above.

Cash provided by financing activities during the current year period was $6.888 million compared to cash provided during the prior year period of $0.062 million. The increase was due to convertible debenture funding in the current year period.

Cash used in investing activities during the current year period was $2.553 million compared to cash used during the prior year period of $5.721 million.  The decrease was primarily due to lower capitalized spend following receipt of permits in March 2019.

Including the effect of foreign exchange, total cash on hand increased during the current year period by $0.762 million to $8.163 million compared to the prior year period where cash decreased by $7.555 million to $6.302 million.

c) Capital Expenditures for the Period:

During the current year period, mineral property, plant, and equipment costs were capitalized in the amount of $2.908 million as compared to $14.003 million during the prior year period.  The decrease was primarily due to lower capitalized borrowing costs in the current year period and lower capitalized spend following receipt of permits in March 2019.  In addition, the Company capitalized $0.062 million of intangibles during the current year period compared to $nil during the prior year period.

Liquidity and Capital Resources

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.  Given the ongoing development of the Project, the Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the Project is constructed and operational.  As at March 31, 2020, the Company had cash of $8.163 million, working capital of $2.011 million, and an agreement with Glencore to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. As of March 31, 2020, the Company had issued $7.0 million of convertible debentures to Glencore under this agreement (see Note 8).  Since 2008, the Company and Glencore have entered into a series of financing transactions to fund the Company’s operations.

The Company believes that it is probable that they will continue to receive funding from Glencore or other financing sources, including funding from the issuance of unsecured convertible debentures, allowing the Company to satisfy future financial obligations, complete development of the Project and to conduct future profitable operations. Management’s belief is based upon the underlying value of the Project, progress on obtaining and maintaining permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore.

The Company is in discussions with various sources of debt and equity finance sufficient to fund on-going permit litigation, Project optimization and construction.  Construction and ramp up to commercial production is anticipated to take approximately thirty months from receipt of construction funding.

PolyMet Mining Corp.
Management Discussion and Analysis
As at March 31, 2020 and for the three months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, as at March 31, 2020, the Company had firm commitments of approximately $2.323 million with approximately $2.125 million due over the next year and the remainder due over the following two years.

In late December 2019, a novel coronavirus (COVID-19) was identified as originating in China, which subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic.  The continued spread of COVID-19 globally, prolonged restrictive measures put in place to help control the outbreak of COVID-19 or other adverse public health developments could adversely affect global economies and financial markets.  This could result in volatility or an economic downturn having adverse effects on the future demand and prices for metals the Company will produce and on the Company’s ability to raise sufficient funds to finance ongoing development of the Project. The extent to which COVID-19 impacts the business, including the market for its securities, the ability to raise capital and valuation of non-financial assets including mineral property, plant and equipment and intangibles, have not been material to date but will depend on future developments, which are highly uncertain and cannot be predicted at this time.

Financial Instruments and Risk Management

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 –	Inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value subsequent to recognition include the restricted deposits which are measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $9.217 million (December 31, 2019 - $10.640 million), the amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $2.400 million (December 31, 2019 - $2.176 million) and accruals representing expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.264 million (December 31, 2019 - $0.125 million).

The fair values of the convertible debt and promissory note approximate the carrying amount at amortized cost using the effective interest method.  The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and managing debt.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so in the future.  See additional discussion in the “Liquidity and Capital Resources” section above.

PolyMet Mining Corp.
Management Discussion and Analysis
As at March 31, 2020 and for the three months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Three months ended
	March 31,	March 31,
	2020 (1)	2019 (2)
Salaries and other short-term benefits	$1,344	$1,249
Other long-term benefits	20	14
Share-based payment (3)	594	1,294
Total	$1,958	$2,557

(1)
Three months ended March 31, 2020 includes Directors (Jonathan Cherry, David Dreisinger, W. Ian L. Forrest, Peter Freyberg, Helen Harper, Alan Hodnik, Hilmar Rode, Stephen Rowland and Michael Sill) and senior management (Jonathan Cherry, Patrick Keenan, Bradley Moore and Richard Lock).

(2)
Three months ended March 31, 2019 includes Directors (Dennis Bartlett, Jonathan Cherry, Mike Ciricillo, David Dreisinger, W. Ian L. Forrest, Helen Harper, Alan Hodnik, Stephen Rowland and Michael Sill) and senior management (Jonathan Cherry, Patrick Keenan and Bradley Moore).

(3)	Share-based payment represents the amount capitalized or expensed during the period.

Agreements with senior management contain severance provisions for termination without cause or in the event of a change in control.  Other than Jonathan Cherry, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore’s 71.6% ownership and majority shareholder relationship, Glencore is also a related party.  In addition to the transactions described in the “Financing Activities” section above, the Company has entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the three months ended March 31, 2020, the Company recorded $0.083 million (March 31, 2019 - $0.060 million) for services under this agreement.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed asset or business acquisition/disposal transactions that will materially affect the performance of the Company.

PolyMet Mining Corp.
Management Discussion and Analysis
As at March 31, 2020 and for the three months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  This requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates used in the preparation of the consolidated financial statements are as follows:

Determination of Mineral Reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, metal prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast prices for its products, based on current and long-term historical average price trends. Changes in the proven and probable reserve estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, deferred tax amounts and depreciation, depletion and amortization.

Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when there is a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate reflecting current market assessments of the time value of money.

The estimates of environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability, changes in operating plans, or changes in cost estimates.  Operations may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  The likelihood of new regulations and overall effect upon the Company may vary greatly and are not predictable.

The provision for environmental rehabilitation obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability.

PolyMet Mining Corp.
Management Discussion and Analysis
As at March 31, 2020 and for the three months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:  Unlimited common shares without par value.

The following table summarizes the outstanding share information as at May 1, 2020:

Type of Security	Number Outstanding	Weighted Average Exercise Price
Issued and outstanding common shares (1)	1,006,332,378	$-
Restricted share units	12,925,517	$-
Share options	22,811,000	$0.75
Share purchase warrants	31,379,179	$0.80

(1)	Includes 95,500 of restricted shares which vest upon production.

As at March 31, 2020, the Company had obligations to issue up to 3,640,000 shares under the Company’s bonus share incentive plan upon achievement of Milestone 4 representing commencement of commercial production at NorthMet.  At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4. Regulatory approval is also required prior to issuance of these shares.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties.  Only those persons who can bear the risk of the entire loss of their investment should participate.  An investor should carefully consider the risks described in PolyMet’s Annual Information Form for the year ended December 31, 2019 and other information filed with both the Canadian and United States securities regulators before investing in the Company’s common shares.  The risks described in PolyMet’s Annual Information Form are not the only ones faced.  Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business.  If any of the risks described in PolyMet’s Annual Information Form for the year ended December 31, 2019 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Management’s Responsibility for Consolidated Financial Statements

The information provided in this report and the accompanying Consolidated Financial Statements are the responsibility of management.  The Consolidated Financial Statements have been prepared by management in accordance with IFRS as issued by the IASB and include certain estimates that reflect management’s best judgments.

The Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002.  The Audit Committee meets at least on a quarterly basis.

PolyMet Mining Corp.
Management Discussion and Analysis
As at March 31, 2020 and for the three months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the US Exchange Act and the rules of the Canadian Securities Administrators as at December 31, 2019 (the "Evaluation Date"). Based on such evaluation, such officers concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective. Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the US Securities and Exchange Commission and the Canadian Securities Administrators is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in reports filed or submitted under Canadian and United States securities legislation is accumulated and communicated to the Company’s management to allow timely decision regarding disclosure.

There have been no changes in the Company’s disclosure controls and procedures during the three month period ended March 31, 2020 that have materially affected, or are reasonably likely to material affect, its disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There have been no changes in the Company’s internal control over financial reporting during the three month period ended March 31, 2020 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Additional Information

Additional information related to the Company is available on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and on the Company’s website www.polymetmining.com.